Branden T. Burningham

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA          TELEPHONE:  (801) 363-7411

FACSIMILE:  (801) 355-7126

July 14, 2008

Janice McGuirk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Waterbank of America (USA) Inc., a Utah corporation (the   “Company”)

Revised Definitive Information Statement

Commission File No. 0-51075

Dear Ms. McGuirk:

Pursuant to our telephone conversation earlier today, here are the Company’s proposed responses to the comments raised in John Reynolds’ comment letter dated July 10, 2009.  Each comment is set forth below in bold font, with each proposed response directly thereunder.

1.  We note that you have not filed several annual and other reports as required by Section 13(a) of the Exchange Act, including Forms-10-KSB and 10-K for the years ended December 31, 2006, 2007, and 2008.  You state on page three that you anticipate filing delinquent reports “on or about August 31, 2009.”  Please revise your Information Statement to identify the reports that you have failed to file, the reason(s) why you have failed to file them, and briefly explain the potential consequences to the company for the delinquencies.

Proposed response to be inserted under the caption “Introduction”:

During the second quarter of 2007, the Company experienced a liquidity problem due to its inability to obtain sufficient financing following the completion of the Share Exchange and Share Purchase Agreement that it entered into in October, 2006.  This lack of liquidity resulted in the resignations of several members of our management and Board of Directors.  Since that time, we have operated with a single employee who is responsible for our day-to-day operations. It has taken a significant amount of time for the single employee to address the Company’s strategy, communicate with all stakeholders and prepare the financial statements that need to be included in its periodic reports to be filed with the Securities and Exchange Commission. As a result, the Company is delinquent in filing the following periodic reports:

•

Annual Reports on Form 10-K for the calendar years ended December 31, 2006; December 31, 2007; and December 31, 2008; and

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007; June 30, 2007; September 30, 2007; March 31, 2008; June 30, 2008; September 30, 2008; and March 31, 2009.

The Company’s common stock has been removed from quotation on the OTC Bulletin Board (the “OTCBB”) due to its failure to comply with the OTCBB’s requirement that its quoted issuers be current in the filing of their periodic reports.  Since June 21, 2007, our common stock has been quoted on the The Pink OTC Markets, Inc. (“The Pink Sheets”) under the symbol WBKA.  In addition, the Company faces the possibility that the registration of its common stock under the Securities Exchange Act of 1934 may be revoked or suspended due to these filing delinquencies.

2.  Please identify the “certain Company stockholders” who own in excess of 56% of the outstanding shares.  We note that you refer to them as the “Majority Stockholders.”

Proposed response to be inserted under the caption “Introduction”:

The names and number of shares held by  the Majority Stockholders are as follows:

Name	No. of Shares Beneficially Owned	Percentage of Outstanding Shares
3841944 Canada Inc.	7,906,139	18.0%
Robert Pelletier	1,000,000	2.3%
Pierre Pelletier	1,000,000	2.3%
Jean Jean Pelletier	1,087,725	2.5%
Wayne C. Fox	1,307,817	3.0%
Byron Messier	567,817	1.3%
Bruno Ledoux	478,227	1.1%
Societe Lupbspa	1,899,541	4.4%
IR	660,177	1.5%
Jose-Francisco Klujsza	1,500,000	3.5%
Belair Capital Management LP	1,180,573	2.7%
Vicis Capital Master Fund	857,900	2.0%
Tom Wise	500,000	1.2%
Oxford Developments Ltd.	944,458	2.2%

Charles Andre Sauve	131,221	0.3%
Henri Padulo	406,162	0.9%
Yves Theriault	656,103	1.5%
Edward J. Agostini.	376,955	0.9%

3.  It is unclear why the Majority Stockholders do not appear in the first table.  Please revise or advise.

3841944 Canada Inc. is the only one of the Majority Stockholders whose holdings rise above the five percent stock ownership threshold.  Please note that the Majority Stockholders are defined in the Introduction as a group of stockholders who “collectively” own a majority of the Company’s outstanding shares.

4.  The footnote to the first table indicates that 3841944 Canada Inc. “is beneficially owned by members of the Pelletier family.”   Please revise to identify the natural persons who exercise voting and dispositive rights over the shares attributed to 3841944 Canada Inc.

Proposed response to be inserted below the five percent beneficial ownership table:

•

Robert Pelletier; Jean Jean Pelletier; Pierre Pelletier; and Monique Morand are the natural persons who exercise voting and dispositive rights over the shares that are owned by 3841944 Canada Inc. .Michel Pelletier disclaims any beneficial ownership interest in 3841944 Canada Inc.

In addition to the foregoing, please also note that the Company proposes to that: (i) the number and percentage of shares held by the Majority Stockholders be revised in order to correct a calculation error in the previous filing (the correct percentage held by the Majority Stockholders should be 52.5%); and (ii) the anticipated effective date of the approved matters be extended to August 24, 2009, to allow for the anticipated delay in filing the revised definitive information statement.

Please advise whether there will be any further comments on this filing.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham